Exhibit 99.1

 Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation (“Group”) have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated financial statements are presented fairly, in all material respects.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At September 30, 2014, management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective and there were no material weaknesses or changes in internal controls identified by management.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated financial statements have not been reviewed by the Group’s auditors.
The unaudited condensed consolidated interim financial statements for the period ended September 30, 2014 were approved by the Board of Directors and signed on its behalf on November 5, 2014.

(Signed) S. E. Hayden	(Signed) S. R. Curtis

President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

Caledonia Mining Corporation

Condensed consolidated statements of profit or loss and other comprehensive income

In thousands of Canadian dollars (except for earnings per share amounts)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
	Note	2014	2013	2014	2013

Revenue		13,492	16,591	46,110	52,999
Less: Royalty		(945)	(1,165)	(3,230)	(3,651)
Production costs	6	(7,174)	(6,872)	(23,730)	(21,493)
Depreciation		(1,029)	(835)	(3,112)	(2,458)
Gross profit		4,344	7,719	16,038	25,397
Administrative expenses	7	(1,754)	(1,153)	(5,361)	(5,853)
Foreign exchange gain		389	-	517	-
Gain on sale of property, plant and equipment		52	-	57	-
Results from operating activities		3,031	6,566	11,251	19,544
Finance income		11	18	11	18
Finance cost		(27)	(30)	(97)	(80)
Net finance costs		(16)	(12)	(86)	(62)
Profit before income tax		3,015	6,554	11,165	19,482
Income and other tax expense		(1,747)	(1,965)	(4,284)	(5,618)
Profit for the period		1,268	4,589	6,881	13,864
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations		2,562	(331)	2,408	2,216
Other comprehensive income for the period, net of income tax		2,562	(331)	2,408	2,216
Total comprehensive income for the period		3,830	4,258	9,289	16,080
Profit attributable to:
Shareholders of the Company		1,112	3,733	5,377	11,381
Non-controlling interests		156	856	1,504	2,483
Profit for the period		1,268	4,589	6,881	13,864
Total comprehensive income attributable to:
Shareholders of the Company		3,637	3,052	7,769	13,619
Non-controlling interests		193	1,206	1,520	2,461
Total comprehensive income for the period		3,830	4,258	9,289	16,080
Earnings per share
Basic earnings per share		$0.022	$0.072	$0.105	$0.219
Diluted earnings per share		$0.022	$0.072	$0.105	$0.219

The accompanying notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

Signed on behalf of the Board: “S.E. Hayden” - Director and “S.R.Curtis” - Director

Caledonia Mining Corporation

Condensed consolidated statements of financial position
(In thousands of Canadian dollars)

		Unaudited	Audited
As at		September 30,	December 31,
	Note	2014	2013
Assets
Property, plant and equipment	8	37,374	33,448
Total non-current assets		37,374	33,448

Inventories	9	6,877	6,866
Prepayments		261	177
Trade and other receivables	10	3,063	3,889
Cash and cash equivalents	11	27,852	25,222
Total current assets		38,053	36,154
Total assets		75,427	69,602

Equity and liabilities
Share capital		57,607	57,607
Reserves		158,461	156,069
Retained loss		(158,625)	(161,651)
Equity attributable to shareholders		57,443	52,025
Non-controlling interests		621	(51)
Total equity		58,064	51,974

Liabilities
Provisions		2,093	1,572
Deferred tax liability		8,365	8,522
Total non-current liabilities		10,458	10,094

Trade and other payables		4,052	4,600
Income taxes payable		1,855	1,138
Bank Overdraft	11	998	1,796
Total current liabilities		6,905	7,534
Total liabilities		17,363	17,628
Total equity and liabilities		75,427	69,602

The accompanying notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

Signed on behalf of the Board:  “S.E. Hayden” - Director and “S.R.Curtis” - Director

Caledonia Mining Corporation

Condensed consolidated statements of changes in equity
For the nine months ended September 30

(expressed in thousands of Canadian dollars)

Unaudited	Share Capital	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Contributed Surplus	Share based Payment Reserve	Retained Loss	Total	Non-controlling interests (NCI)	Total Equity

Balance at December 31, 2012	197,137	5	(2,010)	-	15,682	(153,399)	57,415	(1,796)	55,619
Transactions with owners:
Reduction of stated capital	(140,000)	-	-	140,000	-	-	-	-	-
Dividend paid	-	-	-	-	-	(5,200)	(5,200)	(738)	(5,938)
Shares issued	470	-	-	-	-	-	470	-	470
Total comprehensive income:
Profit for the period	-	-	-	-	-	11,381	11,381	2,483	13,864
Other comprehensive income	-	-	2,238	-	-	-	2,238	(22)	2216
Balance at September 30, 2013	57,607	5	228	140,000	15,682	(147,218)	66,304	(73)	66,231
Balance at December 31, 2013	57,607	-	319	140,000	15,750	(161,651)	52,025	(51)	51,974
Transactions with owners:
Dividend paid	-	-	-	-	-	(2,351)	(2,351)	(848)	(3,199)
Total comprehensive income:
Profit for the period	-	-	-	-	-	5,377	5,377	1,504	6,881
Other comprehensive income	-	-	2,392	-	-	-	2,392	16	2,408
Balance at September 30, 2014 Unaudited	57,607	-	2,711	140,000	15,750	(158,625)	57,443	621	58,064

The accompanying notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

Signed on behalf of the Board:  “S.E. Hayden” - Director and “S.R.Curtis” - Director

Caledonia Mining Corporation

Condensed consolidated statements of cash flows
(In thousands of Canadian dollars)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
Cash flows from operating activities	Note	2014	2013	2014	2013

Cash flows generated from operating activities	12	5,057	7,067	15,453	18,138
Advance payment		-	-	-	(1,987)
Interest received		11	18	11	18
Interest paid		(27)	(30)	(97)	(80)
Tax paid		(1,410)	(1,785)	(3,851)	(6,198)
Cash from operating activities		3,631	5,270	11,516	9,891

Cash flows from investing activities
Property, plant and equipment additions		(1,379)	(3,362)	(4,961)	(8,470)
Proceeds from sale of property, plant and equipment		72	-	72	-
Net cash used in investing activities		(1,307)	(3,362)	(4,889)	(8,470)

Cash flows from financing activities
Dividend paid		(1,312)	(488)	(3,199)	(5,938)
Proceeds from shares issued		-	-	-	470
Net cash used in financing activities		(1,312)	(488)	(3,199)	(5,468)
Net increase/(decrease) in cash and cash equivalents		1,012	1,420	3,428	(4,047)
Cash and cash equivalents at beginning period		25,842	22,475	23,426	27,942
Cash and cash equivalents at end of period	11	26,854	23,895	26,854	23,895

The accompanying notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

Signed on behalf of the Board:  “S.E. Hayden” - Director and “S.R.Curtis” - Director

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2014
(expressed in thousands of Canadian dollars)

1           Reporting entity

Caledonia Mining Corporation (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. The Condensed Consolidated Interim Financial Statements of the Group as at and for the nine months ended September 30, 2014 comprises the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2          Basis for preparation

(a) Statement of compliance

These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2013.

(b) Basis of measurement

The Condensed Consolidated Interim Financial Statements have been prepared on the historical cost basis except for the following item in the statement of financial position:

•	equity-settled share-based payment arrangements are measured at fair value on grant date.

(c) Presentation currency

These Condensed Consolidated Interim Financial Statements are presented in Canadian dollars, which is the functional currency of the Company. All financial information presented in Canadian dollars has been rounded to the nearest thousand unless otherwise stated.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2014
(expressed in thousands of Canadian dollars)

3           Use of estimates and judgements - (continued)

In preparing these Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2013.

The Condensed Consolidated Interim Financial Statements should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2013.

4          Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these Condensed Consolidated Interim Financial Statements as compared to the Group’s annual financial statements for the year ended December 31, 2013. In addition, the accounting policies have been applied consistently by the Group entities.

5           Blanket Zimbabwe Indigenisation Transaction

During 2012 the Group, to comply with Zimbabwean law that requires indigenous Zimbabweans own at least 51% of the Blanket Mine, entered into agreements to transfer a 51% ownership interest in Blanket Mine as follows:

•	Sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for US$11.74 million.
•	Sold a 15% interest to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•
Sold a 10% interest to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine’s employees holding participation units in the Employee Trust.

•	And donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (Community Trust). In addition Blanket Mine paid a non-refundable donation of US$1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine.

The facilitation loans relating to the group were declared by Caledonia Holdings Zimbabwe (Blanket Mine’s parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2014
(expressed in thousands of Canadian dollars)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:

•	Non-controlling interests (NCI) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro;

(c)	100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At September 30, 2014 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•
The transaction with the BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

USD 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at 30 September 2014 #	Dec, 31 2013
NIEEF	16%	3.2%	12.8%	11,627	11,742
Fremiro	15%	3.0%	12.0%	11,445	11,360
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,630	7,573
	51%	16.2%	24.8%	US$30,702	US$30,675

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2014
(expressed in thousands of Canadian dollars)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

The balance on the facilitation loans is reconciled as follows:

USD 000’s
Subscription price funded on loan account – at 5 September 2012	30,090
Interest accrued	4,478
Dividends used to repay loans	(3,866)
Balance at September 30, 2014	30,702

*The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	A US$2 million payment on or before September 30, 2012;

•	A US$1 million payment on or before February 28, 2013; and

•	A US$1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.

(b)
An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket Mine on their shareholding.  The advance payment was debited to an interest-free loan account and was repayable by way of set off of future dividends on the Blanket Mine shares owned by

NIEEF. Whilst any amount remained outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan was suspended.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends to be declared.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2014
(expressed in thousands of Canadian dollars)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

The movement in the advance dividend loans is reconciled as follows in USD 000’s:

	NIEEF	Community Trust	Total
	US$	US$	US$
Balance at January 1, 2013	1,800	2,062	3,862
Paid	-	2,000	2,000
Interest accrued	-	346	346
Dividends used to repay advance dividends	(1,442)	(901)	(2,343)
Balance at December 31, 2013	358	3,507	3,865
Paid	-	-	-
Interest accrued	-	276	276
Dividends used to repay advance dividends	(358)	(604)	(962)
Balance at September 30, 2014	-	3,179	3,179

6              Production costs

	September 30 2014	September 30 2013

Salaries and wages	8,120	7,418
Consumable materials	12,668	11,402
Site restoration	28	73
Exploration	313	272
Safety	402	340
On mine administration	2,199	1,988
	23,730	21,493

7              Administrative expenses

	September 30 2014	September 30 2013

Investor relations	360	504
Management contract fee	768	546
Professional consulting fees	452	-
Audit fee	141	276
Legal fee and disbursements	510	362
Accounting services fee	23	23
Listing fees	161	35
Travel	244	248
Donation to scholarship fund and other donations	10	2,030
Directors fees	275	252
Salaries and wages	1,539	1,017
Zambian holding costs	449	-
Other	429	560
	5,361	5,853

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2014
(expressed in thousands of Canadian dollars)

8              Property, plant and equipment

	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2013	4,534	11,325	10,838	19,346	1,196	1,782	49,021
Additions	3,240	2,695	4,451	979	85	288	11,738
Foreign exchange movement	378	971	1,031	1,151	25	149	3,705
Balance at December 31, 2013	8,152	14,991	16,320	21,476	1,306	2,219	64,464
Additions	-	1,961	1,464	1,428	90	18	4,961
Disposals	-	-	-	(35)	-	(10)	(45)
Foreign exchange movement	697	734	862	1,233	51	246	3,823
Balance at September 30, 2014	8,849	17,686	18,646	24,102	1,447	2,473	73,203

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2014
(expressed in thousands of Canadian dollars)

8           Property, plant and equipment - (continued)

	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses

Balance at January 1, 2013	978	2,028	-	7,759	982	803	12,550
Depreciation for the year	272	620	-	2,016	70	298	3,276
Impairment	399	-	13,713	91	-	-	14,203
Foreign exchange movement	85	178	620	20	11	73	987
Balance at December 31, 2013	1,734	2,826	14,333	9,886	1,063	1,174	31,016
Depreciation for the period	421	702	-	1,656	63	270	3,112
Disposals	-	-	-	(21)	`-	(9)	(30)
Foreign exchange movement	151	178	806	437	28	131	1,731
Balance at September 30, 2014	2,306	3,706	15,139	11,958	1,154	1,566	35,829
Carrying amounts
At December 31, 2013	6,418	12,165	1,987	11,590	243	1,045	33,448
At September 30, 2014	6,543	13,980	3,507	12,144	293	907	37,374

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2014
(expressed in thousands of Canadian dollars)

9              Inventories

	September 30	December 31
	2014	2013

Consumable stores	6,877	5,995
Gold in progress	-	871
	6,877	6,866

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine.

10              Trade and other receivables

	September 30	December 31
	2014	2013

Bullion sales receivable	1,464	1,662
VAT receivables	855	1,331
Deposits for stores and equipment and other receivables	744	896
Current portion	3,063	3,889

The bullion receivable was received shortly after the delivery of the gold and therefore discounting was not considered significant.

11              Cash and cash equivalents

	September 30	December 31
	2014	2013

Bank balances	27,852	25,222
Cash and cash equivalents in the statement of financial position	27,852	25,222
Bank overdrafts used for cash management purposes	(998)	(1,796)
Cash and cash equivalents in the statement of cash flows	26,854	23,426

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2014
(expressed in thousands of Canadian dollars)

12                 Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	September 30	September 30
	2014	2013

Profit for the period	6,881	13,864
Adjustments for:
Net finance costs	86	62
Income tax expense	4,284	5,618
Site restoration	28	37
Depreciation	3,112	2,458
Foreign exchange	(517)	954
Cash generated by operations before working capital changes	13,874	22,993
Inventories	431	(477)
Prepayments	(33)	(32)
Trade and other receivables	1,502	(3,356)
Trade and other payables	(321)	(990)
Cash generated by operating activities	15,453	18,138

13              Related parties

Transactions with key management personnel

Key management personnel compensation:

	9 months to September 30			Balance at September 30
	2014		2013	2014	2013

Management fees, allowances and bonus paid or accrued to a company for management services provided by the Group’s President	671		453	-	-
Rent for office premises paid to a company owned by members of the President’s family.	51	(1)	29	-	-

On July 15, 2014 Caledonia served six months notice on Epicure Overseas S.A. for the termination of the contract between Caledonia and Epicure for the provision of the services of Caledonia’s President and Chief Executive Officer.  Negotiations are in progress for alternative arrangements to secure the continuing services of the President and Chief Executive Officer.

We note that, because management compensation may be considered to be a related party transaction for purposes of the financial statements, the related party note to the audited financial statements may still continue to make reference to the Epicure contract.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the nine months ended September 30, 2014
(expressed in thousands of Canadian dollars)

13              Related parties – (continued)

(1)
Rent paid for the office premises had not been escalated since 2010. During the third quarter of 2014 the current market related rent was established and a new one year rental agreement was entered into.

14                Operating Segments

The Group's operating segments have been identified based on geographic areas. The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

The Zimbabwe operating segments comprise an operating gold mine. The Zambia segments consist of the discontinued Nama copper project and cobalt project. The South Africa geographical segment comprises a gold mine under care and maintenance as well as sales made by Greenstone Management Services Proprietary Limited to the Blanket Mine.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2014
(In thousands of Canadian dollars)

14                      Operating Segments – (continued)

2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	4,069	46,109	9,686	-	(13,754)	46,110
Royalty	-	(3,230)	-	-	-	(3,230)
Production costs	-	(23,950)	(5,584)	(220)	6,024	(23,730)
Management fee	-	(3,389)	-	-	3,389	-
Administrative expenses	(2,660)	(218)	(2,034)	(449)	-	(5,361)
Depreciation	-	(3,069)	(14)	(100)	71	(3,112)
Other (expense)/income	-	(10)	67	-	-	57
Foreign exchange gain/(loss)	45	-	1,138	-	(666)	517
Finance income	11	-	-	-	-	11
Finance expense	-	(97)	-	-	-	(97)
Segment profit before income tax	1,465	12,146	3,259	(769)	(4,936)	11,165
Income tax expense	(651)	(3,049)	(584)	-	-	(4,284)
Segment profit after income tax	814	9,097	2,675	(769)	(4,936)	6,881
Geographic segment assets:
Current assets	26,282	13,030	13,444	105	(14,808)	38,053
Non-current	55	38,794	345	-	(1,820)	37,374
Intercompany assets	70,719	1,679	4,233	-	(76,631)	-
Expenditure on property, plant and equipment	-	5,036	37	-	(112)	4,961
Geographic segment liabilities :
Current liabilities	(677)	(5,974)	(1,280)	-	1,026	(6,905)
Non-current liabilities	-	(9,746)	(712)	-	-	(10,458)
Intercompany liabilities	(8,898)	(1,291)	(38,728)	(27,714)	76,631	-

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended September 30, 2014
(In thousands of Canadian dollars)

14                      Operating Segments – (continued)

2013	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	5,499	52,999	11,045	-	(16,544)	52, 999
Royalty	-	(3,651)	-	-	-	(3,651)
Production costs	-	(21,952)	(6,660)	-	7,119	(21,493)
Management fee	-	(3,593)	-	-	3,593	-
Administrative expenses	(2,179)	(2,409)	(1,265)	-	-	(5,853)
Depreciation	-	(2,621)	(21)	-	184	(2,458)
Other income/expense	-	1	(1)	-	-	-
Finance income	18	-	-	-	-	18
Finance cost	-	(80)		-	-	(80)
Segment profit before income tax	3,338	22,287	(495)	-	(5,648)	19,482
Income tax expense	-	(4,289)	(1,329)	-	-	(5,618)
Segment profit after income tax	3,338	17,998	(1,824)	-	(5,648)	13, 864
Geographic segment assets:
Current assets:	15,568	10,919	9,786	43	-	36,316
Non- Current assets:	55	29,677	525	13,437	-	43,748
Expenditure on property, plant and equipment	-	6,395	8	2,340	(273)	8,470
Intercompany assets	58,373	-	3,601	-	(61,974)	-
Geographic segment liabilities:
Current liabilities	(210)	(5,185)	(1,525)	(7)	-	(6,927)
Non-current liabilities	-	(6,702)	(201)	-	-	(6,903)
Intercompany liabilities	(2,986)	(863)	(35,853)	(22,272)	61,974	-

Major customer

Revenues from Fidelity Printers and Refiners in Zimbabwe amounted to $46,110 for the period ended September 30, 2014. In 2013, revenue from the two refineries used amounted to $52, 999.

Directors and Management at November 13, 2014

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (1) (2) (3) (4) (5) (7) - Chairman	S. E. Hayden
Non- executive Director	President and Chief Executive Officer
New York, United States of America	Johannesburg, South Africa

S. E. Hayden (3) (4) (5) (6) (7)	S. R. Curtis
President and Chief Executive Officer	Vice-President Finance and Chief Financial Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (2) (5) (6) (7)	D. Roets (6) (7)
Retired Mining Engineer	Chief Operating Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

S. R. Curtis (4) (5) (7)	Dr. T. Pearton (6) (7)
Vice-President Finance and Chief Financial officer	Vice-President Exploration
Johannesburg, South Africa	Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (7)	J.M. Learmonth (5) (7)
Non- executive Director	Vice-President Business Development
New York, United States of America	Johannesburg, South Africa

R. Patricio (2) (3) (7)	DSA Corporate Services Inc.
Non- executive Director	Company Secretary
Toronto, Ontario, Canada	36 Toronto Street – Suite1000
Toronto, Ontario, M5C 2C5
J. Holtzhausen (1) (2) (5) (6) (7) - Chairman Audit Committee
Non- executive Director	Board Committees
Cape Town, South Africa	(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

CORPORATE DIRECTORY as at November 13, 2014

CORPORATE OFFICES	SOLICITORS
Canada - Head Office	Borden Ladner Gervais LLP
Caledonia Mining Corporation	Suite 4100, Scotia Plaza
Suite 4009, 1 King West	40 King Street West
Toronto, Ontario M5H 1A1	Toronto, Ontario M5H 3Y4 Canada
Tel: +1 416 369-9835 Fax:+1 416 369-0449
info@caledoniamining.com
AUDITORS
South Africa	KPMG Inc
Greenstone Management Services (Proprietary) Limited	85 Empire Road
P.O. Box 834	Parktown 2193
Saxonwold 2132	South Africa
South Africa	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
Tel: +27 11 447-2499 Fax: +27 11 447-2554
REGISTRAR & TRANSFER AGENT
Zambia	Computershare
Caledonia Mining (Zambia) Limited	100 University Ave, 8th Floor,
P.O. Box 36604	Toronto, Ontario, M5J 2Y1
Lusaka, Zambia	Tel:+1 416 263 9483
Tel:+26 0 1 29-1574 Fax: + 26 0 1 29 -2154
BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMAD
Tel: + 26 34 701 152/4 Fax: +26 34 702 248	Numis Securities Limited
The London Stock Exchange Building
CAPITALIZATION at November 13, 2014	10 Paternoster Square
Authorised: Unlimited	London EC4M 7LT
Shares, Warrants and Options Issued:	Tel: +44 207 260 1000
Common Shares: 52,117,908
Warrants: Nil	JOINT BROKERS (AIM)
Options: 2,796,920	Numis Securities Limited

SHARES LISTED	WH Ireland
Toronto Stock Exchange Symbol “CAL”	24 Martin Lane
NASDAQ OTCQX Symbol "CALVF"	London EC4R ODR
London “AIM” Market Symbol “CMCL”	Tel: +44 207 220 1751